Exhibit 99.1

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Company Announcement

Copenhagen, Denmark; February 25, 2020 – Genmab A/S (Nasdaq: GMAB) will increase its share capital by 82,076 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following price per share of nominally DKK 1:

1,875 shares at DKK 31.75,

2,615 shares at DKK 40.41,

3,750 shares at DKK 46.74,

125 shares at DKK 55.85,

1,500 shares at DKK 67.50,

3,325 shares at DKK 68.65,

1,500 shares at DKK 147.50,

750 shares at DKK 210.00,

5,850 shares at DKK 220.40,

1,000 shares at DKK 225.30,

21,026 shares at DKK 225.90,

2,140 shares at DKK 231.50,

7,262 shares at DKK 337.40,

1,775 shares at DKK 466.20,

1,175 shares at DKK 623.50,

5,250 shares at DKK 636.50,

643 shares at DKK 815.50,

11,587 shares at DKK 939.50,

2,300 shares at DKK 1,136.00,

6,060 shares at DKK 1,145.00, and

568 shares at DKK 1,233.00.

Proceeds to the company are approximately DKK 36.83 million. The increase corresponds to approx. 0.13% of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares give rights to dividends and other rights in relation to the company as of subscription, i.e. inter alia full rights to dividends for the financial year 2019. The new shares will be listed on Nasdaq Copenhagen after registration with the Danish Business Authority. The capital increase is expected to be finalized shortly.

Pursuant to section 32 of the Danish Capital Markets Act No 931 of September 6, 2019, it is hereby announced, that the total nominal value of Genmab A/S' share capital after the capital increase is DKK 65,156,578 which is made up of 65,156,578 shares of a nominal value of DKK 1 each, corresponding to 65,156,578 votes.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 07
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Capital Increase in Genmab as a Result of Employee Warrant Exercise

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

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Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 07
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122